

April 19, 2007

<u>Via U.S. Mail</u>
Mr. Perry Law
President and CEO
Smart-tek Solutions, Inc.
3702 South Virginia Street, G12-401
Reno, NV 89502

RE: **Smart-Tek Solutions, Inc.**
     Form 10-KSB for Fiscal Year Ended June 30, 2006
     Filed October 13, 2006
     Forms 10-QSB for Fiscal Quarters Ended December 31, 2006
     File No. 0-29895

Dear Mr. Law:

   We issued comments to you on the above captioned filings on March 5, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 3, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by May 3, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact me at 202-551-3836 if you have any questions.

         Sincerely,

         Kyle L. Moffatt
         Accountant Branch Chief